Exhibit 99.2

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition

and Results of Operations

March 31, 2019

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

INTRODUCTION

This management discussion and analysis of the financial condition and results of operations (MD&A) of Turquoise Hill Resources Ltd should be read in conjunction with the unaudited condensed interim consolidated financial statements of Turquoise Hill Resources Ltd. and the notes thereto for the three months ended March 31, 2019. The interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) as applicable to interim financial reporting. In this MD&A, unless the context otherwise dictates, a reference to the Company refers to Turquoise Hill Resources Ltd. and a reference to Turquoise Hill refers to Turquoise Hill Resources Ltd. together with its subsidiaries. Additional information about the Company, including its Annual Information Form (AIF), is available under the Company’s profile on SEDAR at www.sedar.com.

References to “C$” refer to Canadian dollars and “$” to United States dollars.

The MD&A refers to the All Injury Frequency Rate (AIFR), which is an indicator of workplace health and safety and provides insight into an organization’s efforts to protect its workforce from work-related hazards. Oyu Tolgoi’s AIFR is based on 200,000 hours of work exposure.

This MD&A contains certain forward-looking statements and certain forward-looking information. Please refer to the cautionary language commencing on page 22.

All readers of this MD&A are advised to review and consider the risk factors discussed under the heading “Risk and Uncertainties” in this MD&A commencing on page 17.

The effective date of this MD&A is May 15, 2019.

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

1.	OVERVIEW

Financial results and review of operations for first quarter 2019

•	Oyu Tolgoi achieved a strong All Injury Frequency Rate of 0.09 per 200,000 hours worked for the three months ended March 31, 2019.

•	During Q1’19, Oyu Tolgoi produced 45,800 tonnes of copper and 120,000 ounces of gold and is on track to achieve 2019 copper and gold production guidance.

•

Revenue of $352.7 million in Q1’19 increased 43.6% over Q1’18 primarily reflecting the significant increase in gold production as Oyu Tolgoi benefitted from the processing of Phase 4 ore that contained higher gold content.

•	For Q1’19, Oyu Tolgoi’s cost of sales was $1.99 per pound of copper sold, C1 cash costs were $0.77 per pound of copper produced and all-in sustaining costs were $1.45 per pound of copper produced[1].

•

Operating cash costs[1] of $198.1 million in Q1’19 increased 12.1% over Q1’18 primarily reflecting higher freight and royalty costs associated with higher sales revenues, higher power study costs and increased community development costs.

•	For Q1’19, the Company recorded income of $105.2 million and net income attributable to owners of Turquoise Hill of $111.2 million or $0.06 per share.

•	During Q1’19, underground expansion spend was $296.4 million, resulting in total project spend since January 1, 2016 of approximately $2.6 billion.

•	Turquoise Hill generated cash flow from operating activities before interest and taxes of $49.8 million in Q1’19, an increase of 239.5% over Q1’18.

•	Underground development progressed during Q1’19, with 3.2 total equivalent kilometres completed during the quarter, an increase of 0.6 total equivalent kilometres from Q1’18.

•	Since the restart of underground development, 21.2 total equivalent kilometres and 16.6 equivalent kilometres of lateral development have been completed.

•	The Shaft 2 development jaw crusher is complete and currently being commissioned.

•	The Surface Discharge Conveyor is complete and tied to the existing Overland Conveyor and is now in commissioning phase.

•	Shafts 3 and 4 works are progressing well and as of March 31, 2019 were 10 metres and 50 metres below the shaft collar respectively.

•	Rio Tinto, in its role as manager of Oyu Tolgoi, has advised that it has completed a detailed review of the Shaft 2 schedule and Shaft 2 is now expected to be completed by the end of October 2019.

1 Please refer to Section 14 – NON-GAAP MEASURES – on page 19 of this MD&A for further information.

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

2.	SELECTED QUARTERLY DATA

The Company’s interim financial statements are reported under IFRS applicable to interim financial statements, including International Accounting Standard (IAS) 34 Interim Financial Reporting. The following table sets forth selected unaudited quarterly financial information derived from financial information for each of the eight most recent quarters.

($ in millions, except per share information)	Quarter Ended
	Mar-31 2019	Dec-31 2018	Sep-30 2018	Jun-30 2018

Revenue	$352.7	$346.2	$246.5	$341.7

Income for the period	$105.2	$95.0	$15.2	$204.4

Income attributable to owners of Turquoise Hill	$111.2	$101.0	$53.2	$171.3

Basic and diluted income per share attributable to owners of Turquoise Hill	$0.06	$0.05	$0.03	$0.09

	Quarter Ended
	Mar-31 2018	Dec-31 2017	Sep-30 2017	Jun-30 2017

Revenue	$245.6	$251.7	$246.9	$203.7

Income (loss) for the period	$79.7	$33.9	$47.7	$(0.4)

Income attributable to owners of Turquoise Hill	$85.7	$51.1	$65.3	$23.8

Basic and diluted income per share attributable to owners of Turquoise Hill	$0.04	$0.03	$0.03	$0.01

Factors necessary to understand general trends in the select unaudited quarterly financial information are summarized below.

Change in revenue over the periods presented has resulted from variable metal prices combined with changes in sales volume. Revenue for the quarter ended September 30, 2018 and the four consecutive quarters ended March 31, 2018 were relatively consistent. Revenue for the quarter ended June 30, 2018 was higher primarily due to increased concentrate sales volumes that benefitted from improved border logistics enabling accumulated inventory during the quarter ended March 31, 2018 force majeure to be sold. Revenue for the two consecutive quarters ended March 31, 2019 was higher due to the increased gold revenues driven by the significant increase in gold production as Oyu Tolgoi benefitted from the processing of Phase 4 ore that contained higher gold content.

Change in income over the periods presented has resulted from changes in revenue and adjustments made for deferred tax asset recognition. Income for the period in each of the consecutive quarters ended June 30, 2017 to June 30, 2018 and then in the quarter ended December 31, 2018, was positively impacted by deferred tax asset recognition adjustments of $28.5 million, $77.8 million, $28.0 million, $32.4 million, $145.3 million and $6.2 million respectively. Conversely, income in the quarters ended September 30, 2018 and March 31, 2019, was negatively impacted by deferred tax asset de-recognition adjustments of $8.1 million and $25.7 million respectively. The adjustment in the quarter ended March 31, 2019 was primarily due to the impact of an overall weakening of taxable income forecasts driven by reduced long-term commodity price assumptions.

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

3.	REVIEW OF OPERATIONS

Turquoise Hill is an international mining company focused on the operation and further development of the Oyu Tolgoi copper-gold mine in southern Mongolia, which is the Company’s principal and only material mineral resource property. Turquoise Hill’s ownership of the Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC (Oyu Tolgoi); the remaining 34% interest is held by Erdenes Oyu Tolgoi LLC (Erdenes), a Mongolian state-owned entity. Turquoise Hill is 50.8% owned by Rio Tinto plc, one of the world’s largest metals and mining corporations.

Income in Q1’19 was $105.2 million compared with $79.7 million in Q1’18 reflecting the $107.1 million increase in revenue driven primarily by the 187.6% increase in gold production and also the 18.2% increase in copper production. This was partly offset by the $58.1 million impact of the difference in deferred tax asset recognition in Q1’19 when compared to Q1’18, together with increased operating expenses at Oyu Tolgoi. Operating expenses were impacted principally by an increase in net adjustments to the carrying value of ore stockpiles caused by a reduction in medium-term copper price projections, as well as increased freight and royalty costs associated with higher sales revenues.

Cash used in operating activities in Q1’19 was $5.7 million compared to cash generated of $19.4 million in Q1’18. Cash generated from operating activities before interest and tax was $49.8 million in Q1’19 compared to $14.7 million in Q1’18 primarily reflecting the impact of higher sales revenue partly offset by increased operating cash costs in the period. Interest paid in Q1’19 totalled $78.6 million compared to $12.2 million in Q1’18 reflecting the timing of the annual payment of the completion support fee to Rio Tinto.

Capital expenditure on property, plant and equipment was $325.3 million on a cash basis in Q1’19 compared with $285.7 million in Q1’18, attributed principally to underground development ($296.4 million) with the remainder related to open-pit activities.

Turquoise Hill’s cash and cash equivalents at March 31, 2019 were $1.5 billion.

A.	OYU TOLGOI

The Oyu Tolgoi mine is approximately 550 kilometres south of Ulaanbaatar, Mongolia’s capital city, and 80 kilometres north of the Mongolia-China border. Mineralization on the property consists of porphyry-style copper, gold, silver and molybdenum contained in a linear structural trend (the Oyu Tolgoi Trend) of deposits throughout this trend. They include, from south to north, the Heruga Deposit, the Oyut deposit and the Hugo Dummett deposits (Hugo South, Hugo North and Hugo North Extension).

The Oyu Tolgoi mine was initially developed as an open-pit operation. The copper concentrator plant, with related facilities and necessary infrastructure, was originally designed to process approximately 100,000 tonnes of ore per day from the Oyut open pit. However, since 2014, the concentrator has improved operating practices and gained experience, which has helped achieve a consistent throughput of over 105,000 tonnes per day. Concentrator throughput for 2019 is targeted at 110,000 tonnes per day and expected to be approximately 40 million tonnes for the year.

In August 2013, development of the underground mine was suspended pending resolution of matters with the Government of Mongolia (Government). Following signing of the Oyu Tolgoi Underground Mine Development and Financing Plan (Underground Plan) in May 2015 and the signing of a $4.4 billion project finance facility in December 2015, Oyu Tolgoi received formal notice to proceed approval by the boards of Turquoise Hill, Rio Tinto and Oyu Tolgoi LLC in May 2016, which was the final requirement for the re-start of underground development. Underground construction recommenced in May 2016. Prior to suspending underground construction in August 2013, underground lateral development at Hugo North Lift 1 had advanced approximately 16 kilometres off Shaft 1.

At the end of Q1’19, Oyu Tolgoi had a total workforce (employees and contractors), including underground project construction, of approximately 16,600, of which 92.6% were Mongolian.

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Safety performance

Underground development by its nature increases specific levels of safety risk and reinforces why safety is Oyu Tolgoi’s main priority. The mine’s management is committed to reducing risk and injury. Oyu Tolgoi achieved an industry-leading All Injury Frequency Rate of 0.09 per 200,000 hours worked for the three months ended March 31, 2019. In addition, there are other safety metrics, that are common in the mining industry, utilized by Oyu Tolgoi to continuously monitor safety performance.

Underground development progress

The principal focus of underground development for 2019 will be the fit out and commissioning of Shaft 2, underground lateral development, support infrastructure and the convey-to-surface decline. The completion of Shaft 2 remains the primary focus for the construction team and the structural, mechanical and piping fit out is now well advanced. The Central Heating Plant is also progressing well, with the Boiler 5 dry out and chemical cleaning completed during March, as well as Boiler 6 water wall cladding, plastering and economizer masonry brick installation. The Central Heating Plant expansion has now moved into the commissioning phase. Shaft 3 and 4 works are progressing well and are 10 metres and 50 metres below the shaft collar respectively.

As announced in April 2019, Rio Tinto, in its role as manager of Oyu Tolgoi, has advised that the fit-out and commissioning work on Shaft 2 is now expected to be completed by the end of October 2019. Rio Tinto has advised that this further delay to the completion of Shaft 2 is expected to contribute to the previously announced overall schedule delay to sustainable first production beyond the end of Q3’21.

Rio Tinto has also advised that more detailed geotechnical information and different ground conditions have required a review of the mine design and the development schedule. This includes potentially relocating the ore passes on the footprint and this may modify the initiation sequence within Panel 0. Rio Tinto has advised that the impact of these changes, including the further delay to Shaft 2, will be included in the definitive estimate review, which is expected to be completed towards the end of the year.

Oyu Tolgoi spent $296.4 million on underground expansion during Q1’19. Total underground project spend from January 1, 2016 to March 31, 2019 was approximately $2.6 billion. Underground project spend on a cash basis includes expansion capital, VAT and capitalized management services payment and excludes capitalized interest. In addition, Oyu Tolgoi had further capital commitments2 of $1.1 billion as of March 31, 2019.

At the end of Q1’19, the underground project had committed almost 94% of direct project contracts and procurement packages, of which 74% were to Mongolian companies. Since the restart of project development, Oyu Tolgoi has committed nearly $2.5 billion to Mongolian vendors and contractors.

Underground development progressed 3.2 total equivalent kilometres during the quarter. Since the re-start of development, a total of 21.2 total equivalent kilometres and 16.6 kilometres of lateral development have been completed. As previously announced Oyu Tolgoi is currently reviewing the forecast underground development quantities for 2019. The following table provides a breakdown of the various components of completed development since project restart:

Year	Total Equivalent Kilometres	Lateral Development (kilometres)	Mass Excavation (’000 metres1)
2016	1.6	1.5	3.0
2017	6.1	4.8	31.7
2018	10.3	7.9	59.5
Q1’19	3.2	2.3	21.4
Total	21.2	16.6	115.5

Notes:

1.     Totals may not match due to rounding.

2 Please refer to Section 14 – NON-GAAP MEASURES – on page 19 of this MD&A for further information.

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

During Q1’19, development of the convey-to-surface decline also continued to progress and has now reached a cumulative development of 6.0 equivalent kilometers. The convey-to-surface system enables production ramp up beyond the Shaft 2 30,000 tonnes per day capacity to the full 95,000 tonnes per day underground production from the mine.

Q1’19 open-pit operations performance

Key financial metrics for Q1’19 are as follows:

Oyu Tolgoi Key Financial Metrics(1)

($ in millions, unless otherwise noted)	1Q 2018	2Q 2018	3Q 2018	4Q 2018	1Q 2019	Full Year 2018

Revenue	245.6	341.7	246.5	346.2	352.7	1,180.0

Revenue by metals in concentrates

Copper	202.1	273.7	180.4	210.3	223.9	866.5

Gold	40.3	64.1	63.3	132.7	125.7	300.4

Silver	3.2	4.0	2.9	3.0	3.1	13.1

Cost of sales	168.9	239.6	181.0	187.7	169.1	777.2

Production and delivery costs	114.6	174.2	135.9	143.3	126.0	568.0

Depreciation and depletion	55.6	64.1	45.2	44.6	44.6	209.5

Capital expenditure on cash basis	285.7	318.0	328.8	371.8	325.3	1,304.3

Underground	270.5	291.2	304.8	347.3	296.4	1,213.8

Open pit(2)	15.2	26.8	24.0	24.5	28.9	90.5

Royalties	14.9	20.3	15.5	20.1	19.7	70.8

Operating cash costs(3)	176.6	201.7	196.4	242.3	198.1	817.1

Unit costs ($)

Cost of sales (per pound of copper sold)	2.23	2.36	2.28	2.12	1.99	2.25

C1 (per pound of copper produced)(3)	1.76	1.72	1.65	1.24	0.77	1.59

All-in sustaining (per pound of copper produced)(3)	2.07	2.42	2.29	2.01	1.45	2.20

Mining costs (per tonne of material mined)(3)	1.94	2.12	2.18	2.28	2.10	2.13

Milling costs (per tonne of ore treated)(3)	7.42	6.70	7.38	6.82	8.06	7.11

G&A costs (per tonne of ore treated)	1.90	2.25	3.43	4.55	3.65	3.03

(1)

Any financial information in this MD&A should be reviewed in conjunction with the Company‘s consolidated financial statements or condensed interim consolidated financial statements for the reporting periods indicated.

(2)	Open-pit capital expenditure includes both sustaining and non-underground development activities.
(3)	Please refer to Section 14 – NON-GAAP MEASURES – on page 19 of this MD&A for further information.

Revenue of $352.7 million in Q1’19 increased 43.6% compared to $245.6 million in Q1’18. This increase was primarily due to the significant 187.6% increase in gold production as Oyu Tolgoi benefitted from the processing of Phase 4 ore that contained higher gold content, as well as an 18.2% increase in copper production. This was partly offset by a 10.5% decrease in average copper prices in Q1’19 compared to Q1’18.

Cost of sales for Q1’19 was marginally higher at $169.1 million compared to $168.9 million in Q1’18. The increase in cost of sales was due to the 13.4% increase in volumes of concentrate sold offset by reduced depreciation and depletion due to certain long-lived assets reaching the end of their depreciable lives during 2018. Gross margin increased by 139% over Q1’18, benefitting from the impact of significantly higher gold

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

grades that directly impacted the volume of gold in concentrates sold and the amount of gold revenue recorded in the period.

Capital expenditure on a cash basis for Q1’19 was $325.3 million compared to $285.7 million in Q1’18, comprising amounts attributed to the underground project and open-pit activities of $296.4 million and $28.9 million respectively.

Total operating cash costs3 at Oyu Tolgoi were $198.1 million in Q1’19 compared to $176.6 million in Q1’18. This was principally due to higher freight and royalty costs associated with higher sales revenue, higher power study costs and increased community development costs. Other contributors included increased maintenance costs and higher input prices for key items such as fuel and power. Operating cash costs include the 5% royalty payable to the Government of Mongolia and exclude deferred stripping costs.

Cost of sales was $1.99 per pound of copper sold in Q1’19 compared with $2.23 per pound of copper sold in Q1’18, reflecting the impact of reduced depreciation and depletion due to certain long-lived assets reaching the end of their depreciable lives during 2018.

Oyu Tolgoi’s C1 cash costs4 in Q1’19 were $0.77 per pound of copper produced, a decrease from $1.76 per pound of copper produced in Q1’18. Operating cash costs per pound of copper produced only decreased marginally due to reduced unit costs of production benefitting from increased copper grades and recovery. C1 cash costs decreased primarily due to the benefit incurred from the gold credits arising from the $85.4 million increase in gold revenue from Q1’18 to Q1’19.

All-in sustaining costs4 in Q1’19 were $1.45 per pound of copper produced, compared with $2.07 per pound of copper produced in Q1’18. Consistent with C1 cash costs, this decrease was primarily due to the impact of higher gold sales together with a marginal reduction in unit costs of production. The decrease in all-in sustaining costs was partly offset by an increase in the amount of sustaining capital expenditure in the period together with increased royalty expenses associated with higher sales revenue.

Mining costs4 in Q1’19 were $2.10 per tonne of material mined compared with $1.94 per tonne of material mined in Q1’18. The increase was mainly due to higher maintenance costs and higher tire costs associated with increased cycle time as the open pit deepens.

Milling costs4 in Q1’19 were $8.06 per tonne of ore treated compared with $7.42 per tonne of ore treated in Q1’18. The increase was mainly due to higher raw material costs such as steel and increased energy costs required to process the harder Phase 4 ore.

3 Please refer to Section 14 – NON-GAAP MEASURES – on page 19 of this MD&A for further information.

4 Please refer to Section 14 – NON-GAAP MEASURES – on page 19 of this MD&A for further information.

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

G&A costs in Q1’19 were $3.65 per tonne of ore treated compared with $1.90 per tonne of ore treated in Q1’18. The increase was mainly due to higher power study costs and increased community development costs during Q1’19 compared to Q1’18.

Key operational metrics for Q1’19 are as follows:

Oyu Tolgoi Production Data

All data represents full production and sales on a 100% basis

	1Q 2018	2Q 2018	3Q 2018	4Q 2018	1Q 2019	Full Year 2018

Open pit material mined (‘000 tonnes)	23,131	22,792	22,523	22,863	23,943	91,310

Ore treated (‘000 tonnes)	9,561	10,164	9,652	9,361	9,255	38,738

Average mill head grades:

Copper (%)	0.51	0.48	0.51	0.55	0.57	0.51

Gold (g/t)	0.25	0.26	0.38	0.56	0.58	0.36

Silver (g/t)	1.32	1.17	1.19	1.22	1.25	1.22

Concentrates produced (‘000 tonnes)	177.3	178.8	179.8	189.0	210.1	724.9

Average concentrate grade (% Cu)	21.9	22.0	21.9	21.9	21.8	21.9

Production of metals in concentrates:

Copper (‘000 tonnes)	38.8	39.4	39.4	41.5	45.8	159.1

Gold (‘000 ounces)	42	50	77	117	120	285

Silver (‘000 ounces)	221	225	230	238	247	914

Concentrates sold (‘000 tonnes)	163.1	220.0	171.9	191.4	184.9	746.4

Sales of metals in concentrates:

Copper (‘000 tonnes)	34.3	46.1	36.0	40.2	38.5	156.7

Gold (‘000 ounces)	31	51	55	111	98	248

Silver (‘000 ounces)	206	250	201	216	200	873

Metal recovery (%)

Copper	79.5	79.7	80.9	84.8	83.8	81.4

Gold	55.0	59.8	64.7	71.7	70.1	65.2

Silver	54.6	58.4	62.8	67.1	63.2	60.9

Copper production in Q1’19 increased 18.2% over Q1’18 due to increased head grade and recovery rate. Gold production in Q1’19 increased 187.6% over Q1’18 primarily due to a 135.2% increase in head grade resulting from the increased contribution of Phase 4A. As anticipated, mill throughput in Q1’19 decreased 3.2% over Q1’18 due to the concentrator processing harder Phase 4 ore and planned maintenance.

Operational outlook

Oyu Tolgoi is expected to produce 125,000 to 155,000 tonnes of copper and 180,000 to 220,000 ounces of gold in concentrates for 2019. Open-pit operations are expected to mine ore primarily from Phase 4 throughout the year, with contributions from Phase 6. Mill throughput for 2019 is expected to be approximately 40 million tonnes and it includes the processing of some material from mine stockpiles. Average gold mill head grades are expected to decline significantly over the remainder of 2019, particularly in the second half as softer, lower grade Phase 6 ore, and some material from mine stockpiles are processed. Average copper mill head grades are also expected to be lower over the remainder of the year. However, the Company remains on track to achieve full year copper and gold production guidance.

Operating cash costs for 2019 are expected to be $800 million to $850 million.

Capital expenditures for 2019 on a cash-basis are expected to be $150 million to $180 million for open-pit operations and $1.3 billion to $1.4 billion for underground development. Open-pit capital is mainly comprised of deferred stripping, equipment purchases, maintenance componentization and tailings storage facility construction. Underground development capital includes both expansion capital and VAT.

2019 C1 cash costs are expected to be $1.75 to $1.95 per pound of copper produced. Q1’19 C1 cash costs of $0.77 per pound of copper produced were below the full year expected range due to the impact of significantly higher gold sales revenue driven by the 120,000 ounces of gold in concentrates produced in the first quarter of 2019 (against an expected full year production of 180,000 to 220,000 ounces). Unit cost guidance assumes the midpoint of expected 2019 copper and gold production ranges and a gold price of $1,281 per ounce.

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Funding of Oyu Tolgoi by Turquoise Hill

In accordance with the Amended and Restated Shareholders’ Agreement (ARSHA) dated June 8, 2011, Turquoise Hill has funded Oyu Tolgoi’s cash requirements beyond internally generated cash flows by a combination of equity investment and shareholder debt.

For amounts funded by debt, Oyu Tolgoi must repay such amounts, including accrued interest, before it can pay common share dividends. As of March 31, 2019, the aggregate outstanding balance of shareholder loans extended by subsidiaries of the Company to Oyu Tolgoi was $5.2 billion, including accrued interest of $0.8 billion. These loans bear interest at an effective annual rate of LIBOR plus 6.5%.

In accordance with the ARSHA, a subsidiary of the Company has funded the common share investments in Oyu Tolgoi on behalf of Erdenes. These funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable, by Erdenes to a subsidiary of the Company, via a pledge over Erdenes’ share of Oyu Tolgoi common share dividends. Erdenes also has the right to reduce the outstanding balance by making cash payments at any time. As of March 31, 2019, the cumulative amount of such funding was $1.1 billion, representing 34% of invested common share equity; unrecognized interest on the funding amounted to $0.5 billion.

Turquoise Hill continues to have access to substantial funding options, including cash forecast to be generated from operating activities, cash and cash equivalents of $1.5 billion as at March 31, 2019, and the remaining net proceeds from project finance of $1.6 billion, which are drawn and currently deposited with Rio Tinto. Further, Oyu Tolgoi has the option to raise additional external financing to assist in funding underground development going forward including commissioning and ramp up.

In parallel with the definitive estimate review, Turquoise Hill will assess the impact of any further delay to sustainable first production beyond the end of Q3’21 on the Company’s cash flows, liquidity and funding requirements, as well as investigate potential mitigation options.

Additionally, Oyu Tolgoi is currently undertaking a feasibility study and is in discussions with the Government to progress the construction of a coal-fired power plant and related infrastructure at Tavan Tolgoi. While it is necessary to await the completion of this study to reliably estimate the associated cost, and further to await the outcome of related negotiations to determine the quantum of Oyu Tolgoi’s funding requirement, there is a provision under the existing project finance documentation to increase Oyu Tolgoi’s current total debt capacity of $6.0 billion to assist in funding an expansion facility, such as a Tavan Tolgoi-based power plant and related infrastructure.

Oyu Tolgoi Power Supply

As previously disclosed, a long-term source of power for Oyu Tolgoi must be sourced domestically within four years of February 15, 2018, in accordance with the 2009 Oyu Tolgoi Investment Agreement (Investment Agreement). The Power Source Framework Agreement (PSFA) entered into between Oyu Tolgoi and the Government on December 31, 2018 provides a binding framework and pathway forward for the construction of a Tavan Tolgoi-based power project, as well as establishes the basis for a long-term domestic power solution for the mine. Construction is expected to start in 2020 following further studies and commissioning of the power plant is scheduled for mid-2023. Oyu Tolgoi is confirming the technical design of the project and finalizing the commercial arrangements, including financing, underpinning the PSFA. The 300 megawatt plant will be majority owned by Oyu Tolgoi LLC and will be situated close to the Tavan Tolgoi coalfields.

Oyu Tolgoi tax assessment

On January 16, 2018, Turquoise Hill announced that Oyu Tolgoi had received and was evaluating a tax assessment for approximately $155 million from the Mongolian Tax Authority (MTA) relating to an audit on

March 31, 2019	Page | 11

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

taxes imposed and paid by Oyu Tolgoi LLC between 2013 and 2015. In January 2018, Oyu Tolgoi paid an amount of approximately $4.8 million to settle unpaid taxes, fines and penalties for accepted items.

Following engagement with the MTA, Oyu Tolgoi was advised that the MTA could not resolve Oyu Tolgoi’s objections to the tax assessment. Accordingly, on March 15, 2018, Oyu Tolgoi issued a notice of dispute to the Government under the Investment Agreement and on April 13, 2018, Oyu Tolgoi submitted a claim to the Mongolian Administrative Court. The Administrative Court has currently suspended the processing of the case for an indefinite period based on current procedural uncertainty in relation to the tax assessment disputes.

Chapter 14 of the Investment Agreement sets out a dispute resolution process. The issuance of a notice of dispute is the first step in the dispute resolution process and includes a 60-working-day negotiation period. The parties were unable to reach a resolution during the 60-working-day period; however, the parties have continued discussions in an attempt to resolve the dispute in good faith. If unsuccessful, the next step would be dispute resolution through international arbitration.

Turquoise Hill remains of the opinion that Oyu Tolgoi has paid all taxes and charges required under the Investment Agreement, the ARSHA, the Underground Plan and Mongolian law.

Mongolian parliamentary working group

In March 2018, the Speaker of the Mongolian Parliament appointed a Parliamentary Working Group (Working Group) that consisted of 13 Members of Parliament to review the implementation of the Investment Agreement. The Working Group established five sub-working groups consisting of representatives from government ministries, agencies, political parties, non-governmental organizations and professors, to help and support the Working Group. The Working Group’s fieldwork has been completed and they were expected to report to the Parliament before the end of spring session in late June 2018; however, this has been delayed to date.

On December 13, 2018, Oyu Tolgoi received a letter from the head of the Working Group confirming that the consolidated report, conclusions and recommendations of the Working Group have been finalized and was ready to be presented to the Parliament.

On March 22, 2019, the Parliamentary press office announced that the Working Group report had been submitted to the National Security Council (President, Prime Minister and Speaker of the Parliament).

On May 3, 2019, a summary of the Working Group report was received by Oyu Tolgoi. On May 6, 2019, Oyu Tolgoi provided the Economic Standing Committee of the Parliament with a written response to the summary of the Working Group report. It is the Company’s understanding that the timeline to review the Working Group report by the Economic Standing Committee of the Parliament has not been fully established.

Anti-Corruption Authority information requests

Oyu Tolgoi LLC has received information requests from the Mongolian Anti-Corruption Authority (ACA) for information relating to Oyu Tolgoi. The ACA has also conducted interviews in connection with its investigation. Turquoise Hill has inquired as to the status of the investigation and Oyu Tolgoi has informed the Company that the investigation appears to relate primarily to possible abuses of power by certain former Government officials in relation to the Investment Agreement, and that Oyu Tolgoi is complying with the ACA’s requests in accordance with relevant laws. To date, neither Turquoise Hill nor Oyu Tolgoi have received notice from the ACA, or indeed from any regulator, that either company or their employees are subjects of any investigation involving the Oyu Tolgoi project.

The Investment Agreement framework was authorized by the Mongolian Parliament, concluded after 16 months of negotiations and reviewed by numerous constituencies within the Government. Turquoise Hill

March 31, 2019	Page | 12

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

has been operating in good faith under the terms of the Investment Agreement since 2009, and we believe not only that it is a valid and binding agreement, but that it has proven to be beneficial for all parties.

Adherence to the principles of the Investment Agreement, ARSHA and Underground Plan has allowed for the development of Oyu Tolgoi in a manner that has given rise to significant long-term benefits to Mongolia. Benefits from Oyu Tolgoi’s open-pit operations and underground development include, but are not limited to, employment, royalties and taxes, local procurement, economic development and sustainability investments.

B.	CORPORATE ACTIVITIES

Communication with shareholders

On April 25, 2019, the Board of Directors of Turquoise Hill issued a news release responding to an open letter from SailingStone to shareholders.

4.	INCOME AND OTHER TAXES

The Company recorded an income statement charge of $35.5 million for income and other taxes during the three months ended March 31, 2019, compared with a credit of $25.9 million in Q1’18. Income and other taxes include adjustments to deferred tax assets in Mongolia and Canada, in addition to withholding taxes accrued and current tax payable.

Adjustments to deferred tax assets resulted in income statement charges within income and other taxes for Q1’19 of $25.7 million. During Q1’19, there was a reduction to the amount of Mongolian deferred tax assets recognized of $18.6 million and a reduction to Canadian deferred tax assets of $7.1 million. Deferred tax assets relate to tax operating losses, accrued but unpaid interest expense on shareholder loans and other temporary differences. Recoverability of these losses were assessed against an estimate of future taxable profits. Movements in the deferred tax assets result from period end reassessments of recoverability and include adjustments to record potential deferred tax assets not recognized in previous periods.

The adjustment in the quarter ended March 31, 2019 was primarily due to the impact of an overall weakening of taxable income forecasts driven by reduced long-term commodity price assumptions in the period. This was partly offset by the recognition of additional deferred tax assets of $11.1 million relating to accrued but unpaid interest expense incurred by Oyu Tolgoi in the period.

An effective tax rate of approximately 25% during Q1’19 arose as the Company reported income from continuing operations before tax of $140.7 million, while recording in the same period a net income statement tax charge (inclusive of adjustments to deferred tax assets and accrued withholding taxes) of $35.5 million.

In Q1’18, the Company recognized additional deferred tax assets of $32.4 million. A negative effective tax rate of approximately 50% during Q1’18 arose as the Company reported income from continuing operations before tax of $53.8 million, while recording in the same period a net income statement tax credit (inclusive of adjustments to deferred tax assets and accrued withholding taxes) of $25.9 million.

Turquoise Hill’s effective tax rate represents the income statement charge or credit for income and other taxes as a percentage of income or loss from operations before taxes. It is possible for Turquoise Hill’s effective tax rate to be in excess of 100%, primarily because of different tax jurisdictions applying different tax to intercompany loan interest, and/or previously unrecognized deferred tax assets being recorded in the current period.

Additional income statement information, including income and other taxes relating to Oyu Tolgoi and the Company’s corporate operations is provided in Note 3 – Operating segment – to the consolidated financial statements.

March 31, 2019	Page | 13

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

5.	LIQUIDITY AND CAPITAL RESOURCES

Cash flow

Operating activities. Net cash used in operating activities was $5.7 million in Q1’19 compared with net cash generated of $19.4 million in Q1’18. Cash generated from operating activities before interest and tax was $49.8 million in Q1’19 compared to $14.7 million in Q1’18 primarily reflecting the impact of higher sales revenue. Interest paid in Q1’19 totalled $78.6 million compared to $12.2 million in Q1’18 and income and other taxes paid in Q1’19 amounted to $0.1 million compared to $2.1 million in Q1’18. The increase in interest paid in Q1’19 compared to Q1’18 reflects the timing of the annual payment of the completion support fee to Rio Tinto.

Investing activities. Cash used in investing activities totalled $50.3 million in Q1’19, compared with cash generated of $34.3 million in Q1’18. Cash used in investing activities in Q1’19 reflects capital expenditure of $325.3 million offset by a corresponding $275.0 million withdrawn from the Company’s Cash Management Services Agreement (CMSA), with the remaining capital expenditure funded by operating cash flows and surplus cash at Oyu Tolgoi. Under the CMSA, entered into on December 15, 2015 as part of Project Finance, amounts totalling $4.2 billion were placed with a subsidiary of Rio Tinto, during 2016. The resulting receivables, which represented substantially all of the net proceeds received on drawdown of the project finance facility in 2016, are returned to Turquoise Hill as required for purposes of Oyu Tolgoi underground mine development and financing. As of March 31, 2019, amounts totalling $2.6 billion have been withdrawn and provided to Oyu Tolgoi.5

Financing activities. Cash used in financing activities was $2.4 million in Q1’19. There was no cash used in financing activities in Q1’18. The amounts in Q1’19 resulted from payments made in relation to lease liabilities in the period as a result of the Company’s adoption of IFRS 16, Leases, from January 1, 2019 – please refer to Section 11 – Recent Accounting Pronouncements.

Liquidity

As of March 31, 2019, Turquoise Hill held consolidated cash and cash equivalents of approximately $1.5 billion (Q1’18: $1.5 billion) and consolidated working capital6 of negative $139.5 million (December 31, 2018: negative $174.1 million). The movement in working capital during Q1’19 was primarily due to a rise in trade receivables resulting from the increased sales revenue in the period.

A $4.2 billion related-party receivable with a Rio Tinto subsidiary was recorded in 2016, representing net proceeds (after settlement of withholding taxes and transaction costs) from project finance tranches drawn down before June 30, 2016 and placed with Rio Tinto in accordance with the CMSA. Turquoise Hill draws upon this related-party receivable as required in order to fund development and financing of the underground mine. As of March 31, 2019, $2.6 billion had been re-drawn from this related-party receivable, leaving a balance of $1.6 billion.

Turquoise Hill believes that, based on its current cash position and the net project finance proceeds available to be re-drawn from the related-party receivable, it will have sufficient funds to meet its minimum obligations, including general corporate activities, for at least the next 12 months. Consolidated working capital is expected to remain negative or below previously reported levels while expenditure on underground development continues and associated payables are recorded. Refer to further discussion of liquidity beyond the next 12-month period under “Funding of Oyu Tolgoi by Turquoise Hill”.

Capital resources

The Company considers its capital to be share capital and third-party borrowings. To effectively manage capital requirements, the Company has in place a planning and budgeting process to help determine the

5 Please refer to Section 2.A – OYU TOLGOI – on page 6 and to Section 13 – RELATED-PARTY TRANSACTIONS – on page 17 of this MD&A.

6 Please refer to Section 14 – NON-GAAP MEASURES – on page 19 of this MD&A for further information.

March 31, 2019	Page | 14

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

funds required to ensure the Company has the appropriate liquidity to meet its strategic and operating needs.

In December 2015, Oyu Tolgoi signed the $4.4 billion project finance facility for the purposes of developing the underground mine, of which $4.3 billion had been drawn down at March 31, 2019. The additional $0.1 billion is available, subject to certain conditions, under the Company’s facility with the Export-Import Bank of the United States. As of March 31, 2019, $2.6 billion had been advanced to Oyu Tolgoi, leaving a balance of $1.6 billion placed on deposit with Rio Tinto in accordance with the CMSA (out of the original net proceeds of $4.2 billion). The project finance lenders have agreed a debt cap of $6.0 billion thus allowing the potential for an additional $1.6 billion of supplemental debt to be raised in the future. Under the project finance agreements, the $6.0 billion debt cap may be increased in connection with an expansion facility, which includes the construction of a Tavan Tolgoi-based power project, for up to an amount equal to the estimated total cost of such a facility, including financing and related costs and fees, subject to the fulfilment of certain conditions. An estimate of the cost and means of financing for a power plant is expected to be completed in 2019.

The Company’s accumulated deficit at March 31, 2019 was $3.6 billion, compared to $3.7 billion at December 31, 2018.

6.	SHARE CAPITAL

As of May 15, 2019, the Company had a total of 2,012,314,469 common shares outstanding.

7.	COPPER AND GOLD MARKET COMMENTARY

The information below is in addition to disclosures already contained in this report regarding the Company’s operations and activities.

Turquoise Hill’s financial performance and its ability to advance its future operations and development plans are heavily dependent on the availability of funding, base and precious metal prices and foreign-exchange rates. Volatility in these markets continues to be high.

For further details on the Company’s financing plans, please refer to Section 5 – LIQUIDITY AND CAPITAL RESOURCES – on page 14 of this MD&A.

Copper and gold markets

The LME copper price rallied from lows of $2.65/lb at the start of the year as sentiment picked up alongside an improving US equity market, China stimulus measures and low visible inventories. This rally slowed in late February and early March as China’s economic data disappointed. This saw prices consolidate in a narrow range of $2.85-2.97/lb for the remainder of the quarter, above the $2.65-2.85/lb pricing band observed for the preceding eight months.

Spot treatment charges dropped through the first quarter to reach a 12-month low of $66.7/dmt by the end of March, according to Fastmarkets. Chinese imports of copper concentrate continued to rise to feed newly commissioned smelter capacity. At the same time, supply of copper concentrates was disrupted by heavy rains and flooding in South America.

Gold continued to move higher, peaking at $1,340/oz in late February supported by central banks’ gold purchases, particularly in China and Russia, and strong gold inflows onto exchange traded funds. Prices drifted lower in March to end the quarter at $1,300/oz as geopolitical and macroeconomic risks eased alongside improving investor sentiment.

Foreign exchange rates

March 31, 2019	Page | 15

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Oyu Tolgoi’s sales are settled in U.S. dollars and a portion of its expenses are incurred in local currencies. Short-term foreign exchange fluctuations could have an effect on Turquoise Hill’s operating margins; however, in view of the proportion of locally incurred expenditures, such fluctuations are not expected to have a significant impact on Turquoise Hill’s long-term financial performance.

8.	OFF-BALANCE SHEET ARRANGEMENTS

With the exception of the Company’s operating lease commitments disclosed within Section 9 – CONTRACTUAL OBLIGATIONS, as at March 31, 2019, Turquoise Hill was not a party to any off-balance-sheet arrangements that have, or are reasonably likely to have, a significant current or future effect on the results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources of the Company.

9.	CONTRACTUAL OBLIGATIONS

The following table summarizes Turquoise Hill’s contractual obligations as at March 31, 2019.7

(Stated in $000’s of dollars)	Payments Due by Period
	Less than 1	1 - 3 years	4 - 5 years	After 5 years	Total
	year

Purchase obligations (1)	$888,166	$229,586	$1,300	$-	$1,119,052

Power commitments	113,215	226,429	142,134	-	481,778

Operating leases (2)	3,668	169	30	-	3,867

Lease liabilities	9,426	5,690	13,897	1,905	30,918

Decommissioning obligations	-	-	-	275,258	275,258
Total	$1,014,475	$461,874	$157,361	$277,163	$1,910,873

(1)	These amounts mainly represent various long-term contracts that include commitments for future development and operating payments for supply of engineering, equipment rentals and other arrangements.
(2)

These amounts consist of leases of low value assets and leases with a duration of twelve months or less. Refer to Note 2 (b) of the Company’s condensed interim consolidated financial statements for the three months ended March 31, 2019.

10.	CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires Turquoise Hill to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

The Company’s estimates identified as being critical are substantially unchanged from those disclosed in the MD&A for the year ended December 31, 2018.

11.	RECENT ACCOUNTING PRONOUNCEMENTS

The accounting policies applied in the preparation of the condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2018, except for the adoption of IFRS 16, Leases, and the adoption of IFRIC 23, Uncertainty of Income Tax Treatments, both of which were effective and have been applied from January 1, 2019.

The objective of IFRS 16 is to report all leases on the consolidated balance sheet with the exception of short term (under 12 months) and low value leases, and to define how right to use assets and related

7 Please refer to Section 14 – NON-GAAP MEASURES – on page 19 of this MD&A for further information.

March 31, 2019	Page | 16

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

liabilities are measured. The Company has applied IFRS 16 using the modified retrospective approach and therefore the comparative information has not been restated and continues to be reported under IAS 17, Leases. On January 1, 2019, the Company recognized a right of use asset of $16.8 million and a corresponding lease liability of $18.8 million, recognizing the difference in Equity.

IFRIC 23 changed the method of calculating provisions for uncertain tax positions. The Company previously recognized provisions based on the most likely amount of the liability, if any, for uncertain tax positions. IFRIC 23 requires a probability weighted approach to be taken for issues for which there are a wide range of possible outcomes. For tax issues with a binary outcome, the most likely amount method still remains. The adoption of IFRIC 23 had no impact on the Company’s consolidated financial statements.

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ending December 31, 2019, and have not been applied in preparing the annual consolidated financial statements. None of the standards and amendments to standards and interpretations are expected to have a significant effect on the consolidated financial statements of the Company.

12.	RISKS AND UNCERTAINTIES

Turquoise Hill is subject to a number of risks due to the nature of the industry in which it operates and the present state of development of its business and the foreign jurisdictions in which it carries on business. The material risks and uncertainties affecting Turquoise Hill, their potential impact, and the Company’s principal risk-management strategies are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2018 and in its Annual Information Form (AIF) dated March 13, 2019 in respect of such period.

13.	RELATED-PARTY TRANSACTIONS

As at March 31, 2019, Rio Tinto’s equity ownership in the Company was 50.8% which was unchanged from December 31, 2018. The following tables present the consolidated financial statement line items within which transactions with Rio Tinto are reported.

March 31, 2019	Page | 17

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Statements of Income	Three Months Ended March 31,

(Stated in $000’s of dollars)	2019	2018

Operating and corporate administration expenses:

Cost recoveries - Turquoise Hill	$67	$41

Management services payment (i)	(8,190)	(7,049)

Cost recoveries - Rio Tinto (ii)	(8,983)	(8,553)

Finance income:

Cash and cash equivalents (iii)	5,866	3,903

Receivable from Rio Tinto (iv)	22,272	32,273

Finance costs:

Completion support fee (v)	(27,170)	(27,075)
Total	$(16,138)	$(6,460)

Statement of Cash Flows	Three Months Ended March 31,

(Stated in $000’s of dollars)	2019	2018

Cash generated from operating activities

Interest received (iii, iv)	$18,493	$15,977

Interest paid (v)	(78,395)	(11,918)

Cash flows from investing activities

Receivable from related party: amounts withdrawn (iv)	275,000	320,000

Expenditures on property, plant and equipment:

Management services payment and cost recoveries - Rio Tinto (i), (ii)	(16,592)	(19,812)

Balance sheets	March 31,	December 31,
(Stated in $000’s of dollars)	2019	2018

Cash and cash equivalents (iii)	$741,711	$741,711

Trade and other receivables	14,738	15,641

Prepaid expenses and other assets	64,822	2,928

Receivable from related party and other non-current financial assets (iv)	1,611,284	1,886,284

Trade and other payables:

Management services payment - Rio Tinto (i)	(13,383)	(15,700)

Cost recoveries - Rio Tinto (ii)	(37,852)	(35,790)
Total	$2,381,320	$2,595,074

(i)

In accordance with the ARSHA, which was signed on June 8, 2011, and other related agreements, Turquoise Hill is required to make a management services payment to Rio Tinto equal to a percentage of all capital costs and operating costs incurred by Oyu Tolgoi from March 31, 2010 onwards. After signing of the Underground Plan on May 18, 2015, the management services payment to Rio Tinto is calculated as 1.5% applied to underground development capital costs, and 3% applied to operating costs and capital related to current operations.

(ii)

Rio Tinto recovers the costs of providing general corporate support services and mine management services to Turquoise Hill. Mine management services are provided by Rio Tinto in its capacity as the manager of Oyu Tolgoi.

(iii)

In addition to placing cash and cash equivalents on deposit with banks or investing funds with other financial institutions, Turquoise Hill may deposit cash and cash equivalents with Rio Tinto in accordance with an agreed upon policy and strategy for the management of liquid resources.

March 31, 2019	Page | 18

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

At March 31, 2019, cash equivalents deposited with wholly-owned subsidiaries of Rio Tinto totalled $741.7 million, earning interest at rates equivalent to those offered by financial institutions or short-term corporate debt.

(iv)

As part of project finance, Turquoise Hill appointed 9539549 Canada Inc., a wholly owned subsidiary of Rio Tinto, as service provider to provide post-drawdown cash management services in connection with net proceeds from the project finance facility, which were placed with 9539549 Canada Inc. and shall be returned to Turquoise Hill as required for purposes of Oyu Tolgoi underground mine development and funding. Rio Tinto International Holdings Limited, a wholly-owned subsidiary of Rio Tinto, has guaranteed the obligations of the service provider under this agreement. At March 31, 2019, amounts due from 9539549 Canada Inc. totalled $1,611.3 million, earning interest at an effective annual rate of LIBOR plus 2.45%. The interest rate reflects: interest receivable at LIBOR minus 0.05%; plus a benefit of 2.5% arising on amounts receivable from 9539549 Canada Inc. under the CMSA, which are net settled with the 2.5% completion support fee described in (v) below.

(v)

As part of the project finance agreements, Rio Tinto agreed to provide a guarantee, known as the completion support undertaking (CSU) in favour of the commercial banks and the export credit agencies. In consideration for providing the CSU, Turquoise Hill is required to pay Rio Tinto a fee equal to 2.5% of the amounts drawn under the facility. The annual completion support fee of 2.5% on amounts drawn under the facility is accounted for as a borrowing cost and included within interest expense and similar charges. The fee is settled net of a benefit arising on amounts receivable from 9539549 Canada Inc. under the CMSA described in (iv) above. The fee payment obligation will terminate on the date Rio Tinto’s CSU obligations to the project lenders terminate.

14.	NON-GAAP MEASURES

The Company presents and refers to the following non-GAAP measures, which are not defined in IFRS. A description and calculation of each measure is given below and may differ from similarly named measures provided by other issuers. These measures are presented in order to provide investors and other stakeholders with additional understanding of performance and operations at Oyu Tolgoi and are not intended to be used in isolation from, or as a replacement for, measures prepared in accordance with IFRS.

Operating cash costs

The measure of operating cash costs excludes: depreciation and depletion; exploration and evaluation; charges for asset write-down (including write-down of materials and supplies inventory) and includes management services payments to Rio Tinto and management services payments to Turquoise Hill which are eliminated in the consolidated financial statements of the Company.

C1 cash costs

C1 cash costs is a metric representing the cash cost per unit of extracting and processing the Company’s principal metal product, copper, to a condition in which it may be delivered to customers net of gold and silver credits from concentrates sold. It is provided in order to support peer group comparability and to provide investors and other stakeholders with additional information about the underlying cash costs of Oyu Tolgoi and the impact of gold and silver credits on the operations’ cost structure. C1 cash costs are relevant to understanding the Company’s operating profitability and ability to generate cash flow. When calculating costs associated with producing a pound of copper, the Company deducts gold and silver revenue credits as the production cost is reduced as a result of selling these products.

All-in sustaining costs

All-in sustaining costs (AISC) is an extended cash-based cost metric providing further information on the aggregate cash, capital and overhead outlay per unit and is intended to reflect the costs of producing the Company’s principal metal product, copper, in both the short term and over the life-cycle of its operations; as a result, sustaining capital expenditure on a cash basis is included rather than depreciation. As the measure seeks to present a full cost of copper production associated with sustaining current operations, development project capital is not included. AISC allows Turquoise Hill to assess the ability of Oyu Tolgoi to support sustaining capital expenditures for future production from the generation of operating cash flows.

March 31, 2019	Page | 19

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

A reconciliation of total operating cash costs, C1 cash costs and all-in sustaining costs is provided below.

	Operating and unit costs
	(Three Months Ended)			(Year Ended)
C1 costs (Stated in $000’s of dollars)	March 31, 2019	December 31, 2018	March 31, 2018	December 31, 2018
Cost of sales	169,134	187,730	168,869	777,248
Cost of sales: $/lb of copper sold	1.99	2.12	2.23	2.25
Depreciation and depletion	(44,629)	(44,625)	(55,610)	(209,496)
Provision against carrying value of copper-gold concentrate	1,447	255	1,366	255
Change in inventory	6,432	17,910	15,386	983
Other operating expenses	70,346	85,118	30,285	234,072
Less:
- Inventory (write-down) reversal	(12,558)	(11,886)	9,994	(14,286)
- Depreciation	(310)	(216)	(719)	(1,705)
Management services payment to Turquoise Hill	8,190	8,035	7,049	30,055

Operating cash costs	198,052	242,321	176,620	817,126
Operating cash costs: $/lb of copper produced	1.96	2.65	2.06	2.33
Adjustments to operating cash costs(1)	8,954	6,738	17,246	52,904
Less: Gold and silver revenues	(128,798)	(135,629)	(43,671)	(313,338)

C1 costs ($‘000)	78,208	113,430	150,195	556,692

C1 costs: $/lb of copper produced	0.77	1.24	1.76	1.59

All-in sustaining costs (Stated in $000’s of dollars)
Corporate administration	4,544	6,287	4,893	24,370
Asset retirement expense	1,741	1,741	1,695	6,797
Royalty expenses	19,739	20,104	14,913	70,782
Ore stockpile and stores write-down (reversal)	12,558	11,886	(9,994)	14,286
Other expenses	(437)	5,809	(38)	6,771
Sustaining cash capital including deferred stripping	30,453	24,554	15,417	90,796

All-in sustaining costs ($‘000)	146,806	183,811	177,081	770,494

All-in sustaining costs: $/lb of copper produced	1.45	2.01	2.07	2.20

(1)

Adjustments to operating cash costs include: treatment, refining and freight differential charges less the 5% Government of Mongolia royalty and other expenses not applicable to the definition of C1 cost.

Mining costs and milling costs

Mining costs and milling costs are included within operating cash costs. Mining costs per tonne of material mined for the three months ended March 31, 2019 are calculated by reference to total mining costs of $50.1 million (Q1’18: $44.7 million) and total material mined of 23.9 million tonnes (Q1’18: 23.1 million tonnes).

Milling costs per tonne of ore treated for the three months ended March 31, 2019 are calculated by reference to total milling costs of $75.0 million (Q1’18: $71.2 million) and total ore treated of 9.3 million tonnes (Q1’18: 9.6 million tonnes).

Working capital

Consolidated working capital comprises those components of current assets and liabilities which support and result from the Company’s ongoing running of its current operations. It is provided in order to give a quantifiable indication of the Company’s short-term cash generation ability and business efficiency. As a measure linked to current operations and the sustainability of the business, working capital excludes: non-trade receivables and payables; financing items; cash and cash equivalents; deferred revenue and non-current inventory.

March 31, 2019	Page | 20

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

A reconciliation of consolidated working capital to the financial statements and notes is provided below.

Working capital	March 31,	December 31,
(Stated in $000’s of dollars)	2019	2018

Inventories (current)	$245,916	$242,970
Trade and other receivables	48,872	30,264
Trade and other payables:
- trade payables and accrued liabilities	(383,028)	(395,883)
- payable to related parties	(51,235)	(51,490)
Consolidated working capital	$(139,475)	$(174,139)

Contractual obligations

Section 9 of this MD&A discloses contractual obligations in relation to the Company’s lease, purchase and asset retirement obligations. Amounts relating to these obligations are calculated on the basis of the Company carrying out its future business activities and operations as planned at the period end. As such, contractual obligations presented in this MD&A will differ from amounts presented in the financial statements, which are prepared on the basis of minimum uncancellable commitments to pay in the event of contract termination. The MD&A presentation of contractual obligations is provided in order to give an indication of future expenditure, for the disclosed categories, arising from the Company’s continuing operations and development projects.

A reconciliation of contractual obligations at March 31, 2019 to the financial statements and notes is provided below.

	Purchase	Power	Operating	Lease	Decommissioning
(Stated in $000’s of dollars)	obligations	commitments	leases	liabilities	obligations

Commitments (MD&A)	$1,119,052	$481,778	$3,867	$30,918	$275,258
Cancellable obligations	(871,663)	(169,494)	-	-	-
(net of exit costs)
Accrued capital expenditure	(210,141)	-	-	-	-
Discounting and other adjustments	-	-	-	(1,018)	(142,310)
Financial statement amount	$37,248	$312,284	$3,867	$29,900	$132,948

15.	INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in the Company’s internal control over financial reporting (as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the three months ended March 31, 2019 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

16.	QUALIFIED PERSON

Disclosure of information of a scientific or technical nature in this MD&A in respect of the Oyu Tolgoi mine was approved by Bernard Peters, Technical Director – Mining, OreWin Pty Ltd., B. Eng. (Mining), FAusIMM (201743), and Sharron Sylvester, Technical Director – Geology, OreWin Pty Ltd., BSc (Geol.), RPGeo AIG (10125) based on information currently available. Each of these individuals is a “qualified person” as that term is defined in NI 43-101. The reader is referred to the 2016 Oyu Tolgoi Technical Report. Turquoise Hill has commenced an independent review of the advice received from Rio Tinto regarding the underground delay.

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Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

17.	CAUTIONARY STATEMENTS

Language regarding reserves and resources

Readers are advised that NI 43-101 requires that each category of mineral reserves and mineral resources be reported separately. For detailed information related to Company Mineral Resources and Mineral Reserves, readers should refer to the AIF of the Company for the year ended December 31, 2018, and other continuous disclosure documents filed by the Company since January 1, 2019 under Turquoise Hill’s profile on SEDAR at www.sedar.com.

Note to United States investors concerning estimates of measured, indicated and inferred resources

This document has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States (U.S.) securities laws. Unless otherwise indicated, all reserve and resource estimates included in this document have been prepared in accordance with NI 43-101, and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for mineral resources and mineral reserves. NI 43-101 is a rule developed by the Canadian Securities Authorities that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and reserve and resource information contained in this document may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured mineral resources”, “Indicated mineral resources” or “Inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “Inferred mineral resources” have an even greater amount of uncertainty as to their existence and an even greater uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred mineral resource” will ever be upgraded to a higher category. Under NI 43-101, estimated “Inferred mineral resources” generally may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “Inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained pounds” or “contained ounces” of metal in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

18.	FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions

March 31, 2019	Page | 22

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, information regarding the timing and amount of production and potential production delays, statements in respect of the impacts of any delays on the Company’s cash flows, expected copper and gold grades, liquidity, funding requirements and planning, statements regarding timing and status of underground development, timing and status of the Tavan Tolgoi-based power project, capital and operating cost estimates, timing of completion of the definitive estimate review, mill throughput anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including the price of copper, gold and silver and projected gold, copper and silver grades, anticipated capital and operating costs, anticipated future production and cash flows, and the status of the Company’s relationship and interaction with the Government of Mongolia on the continued operation and development of Oyu Tolgoi and Oyu Tolgoi LLC internal governance. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, copper; gold and silver price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; litigation risks; regulatory restrictions (including environmental regulatory restrictions and liability); Oyu Tolgoi LLC’s ability to deliver a domestic power source for the Oyu Tolgoi project within the required contractual time frame; communications with local stakeholders and community relations; activities, actions or assessments, including tax assessments, by governmental authorities; events or circumstances (including strikes, blockages or similar events outside of the Company’s control) that may affect the Company’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; competition; loss of key employees; cyber security incidents; additional funding requirements, including in respect of the development or construction of a long-term domestic power supply for the Oyu Tolgoi project; capital and operating costs, including with respect to the development of additional deposits and processing facilities; and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

With respect to specific forward-looking information concerning the continued operation and development of Oyu Tolgoi, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long-term domestic power source (or the availability of financing for the Company to construct such a source) for Oyu Tolgoi; the ability to secure and draw down on the supplemental debt under the Oyu Tolgoi project financing facility and the availability of additional financing on terms reasonably acceptable to Oyu Tolgoi LLC, Rio Tinto and the Company to further develop Oyu Tolgoi; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed the costs projected in the 2016 Oyu Tolgoi Feasibility Study and the 2016 Oyu Tolgoi Technical Report); projected

March 31, 2019	Page | 23

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

copper, gold and silver prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at Oyu Tolgoi.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as Oyu Tolgoi. It is common in mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although Oyu Tolgoi has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations.

This MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The mineral resource estimates contained in this MD&A are inclusive of mineral reserves. Further, mineral resources that are not mineral reserves do not have demonstrated economic viability. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation (including future production from Oyu Tolgoi, the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized), which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. See the discussion under the headings “Language Regarding Reserves and Resources” and “Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources” in Section 17 – CAUTIONARY STATEMENTS – of this MD&A. Such estimates are, in large part, based on the following:

•

Interpretations of geological data obtained from drill holes and other sampling techniques. Large scale mineral continuity and character of the deposits can be improved with additional drilling and sampling; actual mineralization or formations may be different from those predicted. It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change. Reserve and resource estimates are materially dependent on prevailing metal prices and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of metals or increases in the costs to recover metals or the actual recovery percentage of the metal(s) from the Company’s mining projects may render mining of ore reserves uneconomic and affect the Company’s operations in a materially adverse manner. Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period;

•

Assumptions relating to commodity prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates;

•

Assumptions relating to projected future metal prices. The Company uses prices reflecting market pricing projections in the financial modeling for Oyu Tolgoi which are subjective in nature. It should be expected that actual prices will be different than the prices used for such modeling (either higher or lower), and the differences could be significant; and

•

Assumptions relating to the costs and availability of treatment and refining services for the metals mined from Oyu Tolgoi, which require arrangements with third parties and involve the potential for fluctuating costs to transport the metals and fluctuating costs and availability of refining services. These costs can be significantly impacted by a variety of industry-specific as well as regional and global economic factors (including, among others, those which affect commodity prices). Many of these factors are beyond the Company’s control.

March 31, 2019	Page | 24

Turquoise Hill Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(Stated in U.S. dollars, except where noted)

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risks and Uncertainties” section in this MD&A.

Readers are further cautioned that the list of factors enumerated in the “Risks and Uncertainties” section of this MD&A that may affect future results is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements and information contained in this MD&A are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained in this MD&A are expressly qualified by this cautionary statement.

March 31, 2019	Page | 25

turquoisehill.com

Turquoise Hill Resources Ltd.
Suite 354 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4

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